Exhibit 99.3

Date: August 22, 2012	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: MAG SILVER CORP.

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	Sep 07, 2012
Record Date for Voting (if applicable) :	Sep 07, 2012
Beneficial Ownership Determination Date :	Sep 07, 2012
Meeting Date :	Oct 05, 2012
Meeting Location (if available) :	Fairmont Waterfront, 900 Canada Place Way, Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	55903Q104	CA55903Q1046

Sincerely, Computershare Trust Company of Canada / Computershare Investor Services Inc. Agent for MAG SILVER CORP.